10025738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Sterling Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 Veterans Memorial Highway, Suite 412N
(No. and Street)

Hauppauge (City) NY (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPAS PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue Suite 114 Lake Success, NY 11042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 23 2010
Washington, DC
121

OATH OR AFFIRMATION

I, Herbert A. Orr, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Sterling Securities, Inc., as of 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA BIANCHINO
Notary Public, State of New York
No 01BI6137943
Qualified in Suffolk County
Term Expires December 5. 2013

Signature

President/CEO

Title

Jessica Bianchino

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

US STERLING SECURITIES, INC.

Financial Statements

December 31, 2009

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

US STERLING SECURITIES, INC.

Table of Contents

December 31, 2009

DePIETTO CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
US Sterling Securities, Inc.
700 Veterans Memorial Highway
Hauppauge, NY 11788

We have audited the accompanying statement of financial condition of US Sterling Securities, Inc. as of December 31, 2009 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Sterling Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.

DePietto CPA's, PC
February 17, 2010

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

US STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Current Assets		
Cash	$ 159,489	
Clearing deposit	25,000	
Due from clearing	56,459	
Total Current Assets		240,948
Other Assets		
Security deposit	18,355	
Total Other Assets		18,355
TOTAL ASSETS		**$ 259,303**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable	$ 110,703	
Corporate taxes payable	11,695	
Total Current Liabilities		122,398
Equity (Deficit)		
Common stock	10	
Additional paid in capital	75,114	
Retained earnings	61,781	
Total Equity (Deficit)		136,905
TOTAL LIABILITIES AND EQUITY		**$ 259,303**

US STERLING SECURITIES, INC.

STATEMENT OF INCOME

For the Period Ended December 31, 2009

Revenues:		
Commissions		$ 344,489
Interest income		682
Total Revenues		345,171
Expenses:		
Accounting	$ 5,500	
Administrative fees	138,712	
Bank charges	138	
Clearing fees	25,948	
Legal	2,500	
Office expense	3,392	
Outside service	23,250	
Professional fees	5,000	
Regulatory expenses	16,667	
Rent expense	26,916	
Repairs and maintenance	1,800	
Telephone	13,494	
Utilities	2,700	
Total expenses		266,017
Net Income before provisions for tax		79,154
Corporate taxes		11,695
Net Income		**$ 67,459**

US STERLING SECURITIES, INC.

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2009

	Equity
Balances - Beginning of year	$ (5,678)
Net Income	67,459
Balances - at December 31, 2009	**$ 61,781**

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

US STERLING SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2009

Cash Flows from Operating Activities:	
Net Income	$ 67,459
Adjustments to reconcile net income to net cash flows from operating activities:	
Due from clearing broker	(56,051)
Prepaid corporate taxes	53
Accounts payable	109,703
Corporate taxes payable	11,695
Net Cash Provided by Operating Activities	132,859
Cash Flows from Financing Activities:	
Net Cash Provided by Financing Activities	-
Net Decrease in Cash	132,859
Cash - Beginning of year	26,630
Cash - End of Period	**$ 159,489**

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2009

NOTE 1: Nature of Business

Organization

US Sterling Securities, Inc. (The "Company") was formed in the state of New York as a corporation. The company is a registered member in the Financial Industry Regulatory Authority (FINRA) as a broker/dealer and commenced operations in March 10, 1992. All of the Company's trades are cleared through its agent, First Southwest Company.

NOTE 2: Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

c) Income Taxes

The company operates as a C Corporation and is therefore subject to federal and state income tax. The provision for corporate taxes accrued as of December 31, 2009 are as follows:

Federal income tax	$ 7,260
NYS Corporate tax	$ 4,435

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2009

NOTE 2: Summary of Significant Accounting Policies (cont.)

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $5,000. At December 31, 2009, the Company had a net capital of $51,038 which was $46,038 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 6: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section (2)(ii), which states that all customer transactions cleared through another broker-dealer be on a fully disclosed basis. The clearing firm being used is First Southwest Company.

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2009

NOTE 7: Commitment and Contingencies

Future lease payments on the rental of office space are as follows:

Year	Rent expense
2010-2013	$87,607

The rent expense at December 31, 2009 was $ 26,916.

US STERLING SECURITIES, INC.

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2009

NET CAPITAL

Equity	$ 136,905
Deductions and/or charges	
Non-allowable assets:	
Security deposits	18,355
Total non-allowable assets	18,355
Tentative Net Capital	118,550
Haircuts	0
Net Capital (15c3-1)	$ 118,550

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 122,398
Total indebtedness	122,398

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 8,160
Excess net capital	$ 110,390
Ratio: Aggregate indebtedness to net capital	1.03 to 1

DIFFERENCES TO NET CAPITAL COMPUTATION OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a):

	Original Filing X-17A-5	Per. Cert. Financial Report	Differences in Filing vs Financial
Total Net Assets	$ 259,303	$ 259,303	$ -
Total Liabilities	110,703	122,398	(11,695)
Ownership Equity	148,600	136,905	11,695
Total Liabilities & Equity	**$ 259,303**	**$ 259,303**	**$ -**

Difference is due to additional accrual for corporate taxes.

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
US Sterling Securities, Inc.
700 Veterans Memorial Highway
Hauppauge, NY 11788

In planning and performing our audit of the financial statements of US Sterling Securities, Inc. for the period December 31, 2009 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by US Sterling Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods are subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and non corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of US Sterling Securities, Inc. for the year ended December 31, 2009 and this report does not affect our report thereon dated February 17, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.

DePietto CPA's P.C.

DePietto CPA's PC
Lake Success, New York
February 17, 2010

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER		SEC. FILE NO.	
		8-47052	14
U.S. STERLING SECURITIES, INC.	13	FIRM ID NO.	
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)		35912	15
		FOR PERIOD BEGINNING (MM/DD/YY)	
1393 VETERANS MEMORIAL HIGHWAY UNIT 412N (No. and Street)	20	10/01/09	24
		AND ENDING (MM/DD/YY)	
HAUPPAUGE (City) [21] NY (State) [22] 11788 (Zip Code)	23	12/31/09	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

George Goldman (631)-360-2829 [30]   ________ [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

________ [32]   ________ [33]
________ [34]   ________ [35]
________ [36]   ________ [37]
________ [38]   ________ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22ND day of FEBRUARY 20 10

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) George Goldman [signature]
Principal Financial Officer or Partner

3) ________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
U.S. STERLING SECURITIES, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-47052 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 159,489 [200]		$ 159,489 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	56,459 [295]		
B. Other	25,000 [300]	$ [550]	81,459 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	18,355 [735]	18,355 [930]
12. Total Assets	$ 240,948 [540]	$ 18,355 [740]	$ 259,303 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	122,398	1205		1385	122,398	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 122,398	1230	$	1450	$ 122,398	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			10	1792
C. Additional paid-in capital			75,113	1793
D. Retained earnings			61,782	1794
E. Total			136,905	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 136,905	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 259,303	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	136,905	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				136,905	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	136,905	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 18,355	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	18,355)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	118,550	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	118,550	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	8,160	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	8,160	3760
14. Excess net capital (line 10 less 13)	$	110,390	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	106,310	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	122,398	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	122,398	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	103.25	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC.

For the period (MMDDYY) from 10/01/09 [3932] to 12/31/09 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		89,082	3939
d. Total securities commissions		89,082	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		111	3995
9. Total revenue	$	89,193	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers					4120
11. Other employee compensation and benefits				45,278	4115
12. Commissions paid to other brokers-dealers					4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses				10,530	4195
15. Other expenses				47,151	4100
16. Total expenses			$	102,959	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	(13,766)	4210
18. Provision for Federal income taxes (for parent only)					4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	(13,766)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	(7,234)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC.

For the period (MMDDYY) from 10/01/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 150,671	4240
A. Net income (loss)			(13,766)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 136,905	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

First Southwest [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

US STERLING SECURITIES INC
Financial Statements
December 31, 2009

DePietto CPAs PC
ACCOUNTANTS & ADVISORS